Exhibit 99.1

Cenovus delivers strong first quarter operational performance

Financial results impacted by hedging and price differentials

Calgary, Alberta (April 25, 2018) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) had continued strong operational performance from its oil sands projects and Deep Basin natural gas assets in the first quarter of 2018. The company’s quarterly financial results were impacted by risk management losses, wider light-heavy oil differentials and planned refinery maintenance. As previously announced, Cenovus responded to the wider price differentials and transportation constraints by temporarily slowing oil sands production in February and March and storing excess barrels in its reservoirs. The company ramped oil sands production back up to normal levels after Western Canadian Select (WCS) prices improved. Cenovus also made good progress with its drilling program in the Deep Basin in the quarter.

First quarter highlights

•	Oil sands volumes nearly doubled compared with the same period a year earlier as a result of Cenovus’s May 2017 asset acquisition
•	Deep Basin unit operating costs decreased 18% from the third quarter of 2017, Cenovus’s first full quarter of ownership of the assets
•	Oil sands unit operating costs declined slightly from the first quarter of 2017
•	Major planned turnarounds at the Wood River and Borger refineries were carried out over several weeks during the quarter and were completed in April
•	The company incurred realized risk management losses of $469 million

Financial & production summary
(for the period ended March 31)	2018 Q1	2017 Q1
Financial ($ millions, except per share amounts)
Cash from operating activities[1]	-123	328
Adjusted funds flow[1],2	-41	323
Per share diluted	-0.03	0.39
Free funds flow[1],2	-565	10
Operating earnings (loss) from continuing operations[2]	-752	-39
Per share diluted	-0.61	-0.05
Net earnings (loss) from continuing operations	-914	211
Per share diluted	-0.74	0.25
Capital investment[1]	524	313
Production from continuing operations[3] (before royalties)
Oil sands (bbls/d)	359,666	181,501
Deep Basin liquids[4] (bbls/d)	35,479	-
Total liquids from continuing operations (bbls/d)	395,145	181,501
Total natural gas from continuing operations (MMcf/d)	553	15
Total production from continuing operations (BOE/d)[5]	487,464	184,001

1 Includes results from Cenovus’s legacy conventional segment, which has been classified as a discontinued operation.

2 Adjusted funds flow, free funds flow and operating earnings/loss are non-GAAP measures. See Advisory.

3 Does not include production from Cenovus’s legacy conventional oil and natural gas assets, the last of which was sold as of January 5, 2018. The legacy conventional segment has been classified as a discontinued operation.

4 Includes oil and natural gas liquids (NGLs).

5 Totals may not add due to rounding.

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First quarter overview

Financial highlights

In the first quarter of 2018, Cenovus had a shortfall in cash from operating activities of $123 million compared with a surplus of $328 million in the same period a year earlier, and a shortfall in adjusted funds flow of $41 million, compared with a surplus of $323 million in 2017. Operating loss from continuing operations was $752 million compared with a $39 million loss the previous year.

Financial results were affected by realized risk management losses, the widest light-heavy oil price differentials experienced since the fourth quarter of 2013, planned turnarounds at the company’s two jointly owned U.S. refineries and an impairment on some assets in the Deep Basin.

“The challenges we experienced in the first quarter had a significant impact on our financial results, but the underlying performance of our assets remains very strong,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “I want to stress that these financial challenges are temporary and don’t reflect Cenovus’s significant potential for funds flow and earnings growth.”

Cenovus incurred realized risk management losses from continuing operations of $469 million compared with losses of $79 million in the same quarter a year earlier. Following the company’s May 2017 asset acquisition, Cenovus had increased leverage and was in the process of marketing its legacy conventional oil and natural gas assets to streamline its portfolio and reduce debt. The company hedged approximately 80% of its forecast oil production for the first half of 2018 to support financial resilience by establishing downside protection at a time when commodity prices were lower and the timing and amount of proceeds from planned divestitures were uncertain. This was the main contributor to the realized risk management losses in the quarter as benchmark prices exceeded Cenovus’s contract prices.

At the end of the second quarter, a portion of Cenovus’s 2018 risk management contracts will expire, reducing the company’s hedge position to approximately 37% of forecast oil production for the second half of the year. As of March 31, 2018, the company had 19,000 barrels per day (bbls/d) of West Texas Intermediate (WTI) hedged for 2019 using collars that provide downside price protection while allowing Cenovus opportunity to capture some of the benefit in a rising price environment.

During the first quarter of 2018, transportation constraints resulted in light-heavy oil price differentials averaging US$24.28/bbl, 67% wider compared with the same period in 2017. This contributed to reduced netbacks at the company’s oil sands operations. Companywide netbacks from continuing operations, before realized risk management losses, averaged $16.80 per barrel of oil equivalent (BOE) in the first quarter of 2018 compared with $21.25 in the same period a year earlier. Cenovus continues to mitigate its exposure to heavy oil price discounts through its downstream integration, pipeline commitments to the U.S. Gulf Coast and Canadian West Coast and rail optionality including the company’s Bruderheim crude-by-rail terminal as well as through financial contracts on the WCS differential.

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At Cenovus’s jointly owned Wood River and Borger refineries in the U.S., the operator carried out major planned turnarounds over several weeks during the first quarter. As a result, Cenovus recorded a shortfall in refining and marketing operating margin of $48 million for the quarter, compared with operating margin of $53 million in the same period of 2017. Cenovus’s refining operating margin is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, the shortfall in operating margin from refining and marketing would have been $69 million in the first quarter of 2018.

As at the end of the first quarter, Cenovus determined that the carrying value of its Clearwater assets in the Deep Basin exceeded their recoverable amount due to a decline in forward natural gas prices. This resulted in a non-cash impairment charge of $100 million in the quarter.

Cost reductions

Cenovus continues to make progress in reducing the company’s capital investment costs and operating and general and administrative (G&A) expenses. This includes the company’s previously announced plan to reduce its workforce by approximately 15% from 2017 levels, which is now largely complete.

Cenovus continues to achieve greater operational and capital efficiencies by drilling longer horizontal wells in the oil sands and using multi-well pad development in the Deep Basin. Previous improvements to electric submersible pumps at the company’s oil sands operations have resulted in longer pump life and reduced workover costs. Lower decline rates and better performance from new well pads at Cenovus’s oil sands facilities have allowed the company to optimize timing of wells and capital investment, further reducing costs. In the Deep Basin, optimization of maintenance and integrity programs lowered repair and maintenance expenses. Additional per-barrel operating cost reductions are expected to come with further optimization of maintenance scheduling.

Cenovus had first quarter G&A costs of $179 million, compared with $43 million in the same period in 2017. The increase was primarily due to one-time severance costs of $43 million and a $59 million non-cash expense for Calgary office space that exceeds current needs. Cenovus continues to pursue an active subleasing program to offset some of its real estate costs.

Divestitures and deleveraging

In January 2018, Cenovus closed the sale of its Suffield assets for gross cash proceeds of $512 million. With the closing of the Suffield sale, the company completed its plan, announced in 2017, to divest its legacy conventional business.

To further streamline its portfolio, reduce debt and increase shareholder value, the company continues to review potential divestitures of non-core assets in the Deep Basin. Cenovus has one of the largest land positions in the Deep Basin, with approximately three million net acres, providing more opportunities than the company can efficiently develop within a reasonable timeframe. The company continues to make progress with its previously announced plan to sell assets with current production of approximately 15,000 BOE/d of natural gas and liquids in the Clearwater area of the Deep Basin.

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Operating highlights

Oil sands

Cenovus’s oil sands projects continued to deliver strong operational performance in the first quarter of 2018. However, due to market access challenges, the company decided to temporarily slow production at Christina Lake and Foster Creek in February and March.

“After a strong operational start to the quarter, we took prudent steps to reduce production volumes in response to wider light-heavy differentials, export pipeline capacity constraints and the slow pace of ramp up in oil-by-rail capacity,” said Pourbaix. “When Canadian heavy oil is selling at a wide discount to WTI, we have the ability to slow our oil sands production while maintaining steam injection to mobilize the oil. We can then store that mobilized oil in our reservoirs to be produced and sold at a later date when pipeline capacity improves and differentials narrow.”

To help address these ongoing market access challenges, Cenovus is working with rail providers to resolve a shortage of locomotive hauling capacity so that the company can more fully realize the benefits of its Bruderheim crude-by-rail facility. Cenovus expects overall industry rail access to improve starting in the second half of the year. Should rail capacity improvements take longer than expected, or pipeline capacity tighten again, the company may take further steps to defer production which could result in fluctuating production volumes from month to month.

As a result of the temporary oil sands production decrease in the first quarter, Foster Creek’s steam to oil ratio (SOR) – the amount of steam needed to produce one barrel of oil – rose to 2.8 for the period. As market access improved in late March and April, Cenovus ramped oil sands production back up to take advantage of improved pricing. At Christina Lake, the SOR remained unchanged year over year at an industry leading 1.8. The company expects SORs to remain within full-year guidance of 2.6 to 3.0 at Foster Creek and 1.8 to 2.2 for Christina Lake in 2018.

Combined production at Christina Lake and Foster Creek was 359,666 bbls/d during the quarter, nearly double the volume from the same period a year earlier. The increase was due to the company’s May 2017 acquisition, which resulted in Cenovus taking full ownership of its oil sands assets. Oil sands operating expenses were $8.78/bbl, 2% lower than in the first quarter of 2017. Cenovus continues to expect full-year oil sands volumes for 2018 to be within its guidance range of 364,000 to 382,000 bbls/d.

Construction at the Christina Lake phase G expansion, which resumed in the first quarter of 2017, continues to progress on time and on budget. Cenovus expects the expansion will have go-forward capital costs, from the time the project was restarted last year through to completion, of between $13,000 and $14,000 per flowing barrel compared with the company’s previous estimate of between $16,000 and $18,000. Phase G has approved capacity of 50,000 bbls/d.

Deep Basin

To date, Cenovus is pleased with its Deep Basin program and initial well results have met or exceeded the company’s expectations. First quarter production averaged 127,056 BOE/d, with average operating costs of $7.36/BOE, an 18% reduction from the third quarter of 2017, Cenovus’s first full quarter of ownership of the assets. While the company is

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encouraged by the drilling and production results, Cenovus continues to take a disciplined approach to development in the Deep Basin in response to lower natural gas prices. During the quarter, the company substantially completed its 2018 Deep Basin capital investment program, bringing 17 wells on production, completing 16 wells and adding additional pipeline infrastructure, and drilling 14 horizontal wells targeting liquids-rich natural gas.

Downstream

In the first quarter of 2018, the Wood River and Borger refineries, which Cenovus jointly owns with the operator, underwent planned maintenance activity, including the first major turnaround at the Wood River Coker and Refinery Expansion (CORE) project since it was completed in 2011. The maintenance programs were completed in April, and both refineries have since returned to planned operating levels.

New CFO appointed

Earlier this month, Cenovus announced the appointment of Jon McKenzie as the company’s next Chief Financial Officer, who in addition to his financial background brings a broad range of energy industry experience spanning operations, supply, trading and commercial activities related to pipelines, rail and terminal operations. He will succeed Ivor Ruste, who, as previously announced, is retiring on April 30.

Dividend

For the second quarter of 2018, the Board of Directors has declared a dividend of $0.05 per share, payable on June 29, 2018 to common shareholders of record as of June 15, 2018. Based on the April 24, 2018 closing share price on the Toronto Stock Exchange of $12.19, this represents an annualized yield of about 2%. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Conference Call Today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, April 25, 2018, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

Basis of Presentation – Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent – Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

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Non-GAAP Measures and Additional Subtotal

This news release contains references to adjusted funds flow, free funds flow, operating earnings (loss), net debt, net debt to adjusted EBITDA, and netback, which are non-GAAP measures, and operating margin, which is an additional subtotal found in Note 1 of Cenovus's Interim Consolidated Financial Statements (unaudited) for the period ended March 31, 2018 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com). These measures do not have a standardized meaning as prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company's results as reported under IFRS. These measures are defined differently by different companies and therefore are not comparable to similar measures presented by other issuers. For definitions, as well as reconciliations to GAAP measures, and more information on these and other non-GAAP measures and additional subtotals, refer to “Non-GAAP Measures and Additional Subtotals” and the Advisory section of Cenovus's Management's Discussion & Analysis (MD&A) for the period ended March 31, 2018 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about Cenovus's current expectations, estimates and projections about the future, based on certain assumptions made in light of Cenovus's experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this document is identified by words such as “budget”, “capacity”, “estimate”, “expect”, “focus”, “forecast”, “forward”, “mitigate”, “on time”, “position”, “potential”, “progress”, “target”, “will”, or similar expressions and includes suggestions of future outcomes, including statements about: the company's strategy and related milestones and schedules; projections for 2018 and future years and our plans and strategies to realize such projections; belief regarding the temporary nature of financial challenges experienced in the period, and that such challenges do not reflect the company's significant potential for funds flow and earnings growth; the expected mitigating impact on light-heavy crude oil price differentials through the company's downstream integration, pipeline commitments, rail optionality and financial contracts; expected outcomes of the company's hedge positions, including relative to forecast oil production and expected impacts with respect to the company's downside and upside commodity price and light-heavy crude oil differential exposure; expected cost reductions; potential asset divestitures and projected outcomes, including with respect to debt reduction and increasing shareholder value; expected impacts of the company's capacity to slow production through storage in its oil sands reservoirs, including potential to time production and sales at later dates when pipeline capacity and crude oil differentials have improved; expected rail capacity improvements; full-year production volume and steam to oil ratio forecasts; and expected capital costs, including relative to previous estimates.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the

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forward-looking information is based include: Brent prices of US$55.00/bbl, WTI prices of US$52.00/bbl; WCS of US$37.00/bbl; NYMEX natural gas prices of US$3.00/MMBtu; AECO natural gas prices of $2.20/GJ; Chicago 3-2-1 crack spread of US$15.00/bbl; exchange rate of $0.78 US$/C$ and other assumptions identified in Cenovus’s 2018 guidance (available at cenovus.com); projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; achievement of further cost reductions and sustainability thereof; future improvements in availability of product transportation capacity; increasing share price and market capitalization over the long term; future narrowing of crude oil differentials; realization of expected impacts of the company's capacity to store within its oil sands reservoirs barrels not yet produced, including ability to time production and sales at later dates when pipeline capacity and crude oil differentials have improved; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; accounting estimates and judgments; future use and development of technology and associated expected future results; ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; ability to complete asset sales, including with desired transaction metrics and expected timelines; ability to access and implement all technology necessary to achieve expected future results; and other risks and uncertainties described from time to time in the filings the company makes with securities regulatory authorities.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause Cenovus's actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. Additional information about the other assumptions and the material risk factors that could cause Cenovus's actual results to differ materially from those expressed or implied by its forward-looking statements is contained under “Risk Management and Risk Factors” and “Forward-looking Information” under “Advisory” in Cenovus’s MD&A for the period ended December 31, 2017 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

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CENOVUS CONTACTS: Investor Relations Kam Sandhar Senior Vice-President, Strategy & Corporate Development 403-766-5883 Steven Murray Manager, Investor Relations 403-766-3382	Media Reg Curren Senior Media Advisor 403-766-2004 Media Relations general line 403-766-7751

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